Exhibit 99.1

KINROSS GOLD CORPORATION

NOTICE OF THE 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2007 Annual and Special Meeting of Shareholders (the “Meeting”) of Kinross Gold Corporation (the “Company”) will be held at the Metro Toronto Convention Centre, Rooms D and F, North Building, 255 Front Street West, Ontario, on Wednesday, May 2, 2007 at 9:00 a.m. (Toronto time), for the following purposes:

(a)	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon;

(b)
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution to set the number of directors to be elected at the Meeting and to empower the directors to fix the number of directors in between shareholders’ meetings, as more fully described in the attached Management Information Circular;

(c)	To elect directors of the Company for the ensuing year;

(d)	To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(e)
To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming certain revisions to the by-laws of the Company, as more fully described in the accompanying Management Information Circular; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has by resolution fixed the close of business on March 19, 2007 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The Board of Directors of the Company has by resolution fixed at 4:30 p.m. on April 30, 2007 (or 48 hours before any adjournment of the meeting, excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 19th day of March, 2007.

By Order of the Board of Directors

/s/ Shelley M. Riley

Shelley M. Riley Vice President Administration and Corporate Secretary

KINROSS GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Kinross Gold Corporation (the “Company” or “Kinross”) for use at the 2007 annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Management Information Circular (the “Circular”) to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of an estimated Cdn.$35,000.00 in respect of its services. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on March 19, 2007 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:30 p.m. (Toronto time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of March 19, 2007. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Cdn$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:30 p.m. (Toronto time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 5200, Toronto, ON M5H 3Y2; Attention: Shelley M. Riley, Vice President, Administration and Corporate Secretary) or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 4:30 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Registered and Non-Registered Shareholders

A holder of common shares of the Company (the “Common Shares”) may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a “registered” shareholder and his or her name and address are maintained by Kinross through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a “beneficial” shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instruction appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to Kinross and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder’s latest dated proxy card will be valid.

Most shareholders are “beneficial owners” who are non-registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the common shares which they beneficially own.

If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary’s instructions for return of the executed form or other method of response.

Voting Securities and Principal Holders Thereof

As of March 19, 2007, 583,784,242 Common Shares in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 19, 2007. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons or companies who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table provides information for the years ended December 31, 2006, 2005 and 2004 regarding the annual compensation paid to or earned by the Company’s President and Chief Executive Officer, the Company’s Chief Financial Officer (and former Chief Financial Officer) and the three other most highly compensated executive officers whose total salary and bonuses (bonuses sometimes referred to hereinafter as “Short Term Incentives”) exceeded Cdn$150,000 for the year 2006 (and additional executive officers for 2006 who are required to be included in this table, but who were no longer with the Company as of December 31, 2006) (the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
					Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(7) ($)	Securities Under Options/ SARs Granted (#)		Shares or Units Subject to Resale Restrictions Restricted Share Units(8) ($)		All Other Compensation(9) ($)
Tye W. Burt(2) President and Chief Executive Officer	2006 2005 2004	686,480 471,430 N/A	1,029,720 660,320 N/A	323,763 16,699 N/A	200,000 150,000 N/A	(3)	1,185,894 630,441 N/A	(3)	205,944 1,378,884 N/A	(3)

Thomas M. Boehlert(4) Executive Vice President and Chief Financial Officer	2006 2005 2004	297,034 N/A N/A	274,592 N/A N/A	28,720 N/A N/A	152,500 N/A N/A		1,111,819 N/A N/A	(4)	65,162 N/A N/A

Lars-Eric Johansson(4) Former Senior Vice President & Chief Financial Officer	2006 2005 2004	183,444 256,286 134,453	111,017 64,072 Nil	700,682 14,724 616	Nil Nil 102,740		Nil 229,879 243,425		1,009,833 78,896 414,529	(4)

	Annual Compensation				Long-Term Compensation
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(7) ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions Restricted Share Units(8) ($)	All Other Compensation(9) ($)
Scott A. Caldwell(5) Former Executive Vice President and Chief Operating Officer	2006 2005 2004	350,305 376,449 344,682	154,000 331,710 251,426	(11)	183,819 81,206 48,043	(11)	Nil 82,424 79,867	Nil 336,235 302,794	486,682 1,235,489 251,025	(5) (6)

John W. Ivany(5) Former Executive Vice President	2006 2005 2004	152,396 305,408 274,667	440,710 183,245 153,660		352,371 8,933 6,253		Nil Nil 62,849	Nil 404,533 193,861	454,804 88,289 295,321	(5)

Hugh A. Agro(10) Senior Vice President, Corporate Development	2006 2005 2004	223,106 141,535 N/A	214,525 103,175 N/A		269,195 22,355 N/A	(12)	46,000 105,000 N/A	426,922 403,481 N/A	46,852 37,143 N/A

Lisa M. Zangari(10) Senior Vice President, Human Resources	2006 2005 2004	184,724 46,057 N/A	102,972 19,406 N/A		326,899 110,862 N/A	(13)	67,000 43,335 N/A	306,633 178,120 N/A	32,141 N/A N/A

Ronald W. Stewart Senior Vice President, Exploration	2006 2005 2004	257,430 229,617 190,154	113,269 74,286 38,876		133,831 4,794 19,773		19,553 51,227 39,425	177,884 138,600 78,473	54,060 47,198 39,362

(1)
Compensation, which is paid in Canadian dollars, is reported in United States dollars. The exchange rates used to convert Canadian dollars to United States dollars are 2004-0.7683, 2005-0.8254, 2006-0.8581.

(2)	Mr. Burt became President and Chief Executive Officer of the Company in March 2005.

(3)
When Mr. Burt was hired in March of 2005, his employment offer letter recognized the significant benefits he was forfeiting under his then employer’s long term incentive plans. Accordingly, the Company agreed to issue replacement securities to replace the securities being forfeited, and Mr. Burt’s agreement contained certain adjustment mechanisms if it was not possible to grant securities of the Company as a result of the management cease trade order then in place. In April 2006, when it was possible to grant such securities to Mr. Burt, he received 379,609 Restricted Share Units, 450,000 options and a payment of $1,238,100 (which is included in the amount under “All Other Compensation” for 2005) pursuant to his employment offer letter, referable to the benefits he forfeited with his previous employer. The Restricted Share Units to which Mr. Burt was entitled on his hire date, were valued at $2,365,636 as at such date. Mr. Burt declined an additional 6,000 Restricted Share Units which were proposed as part of his 2005 annual compensation. See also note 8.

(4)
Mr. Boehlert was appointed and replaced Mr. Johansson as Chief Financial Officer in April 2006. Mr. Boehlert received 47,500 Restricted Share Units and 82,500 options upon being hired. Mr. Johansson received a payout amount under the executive retirement allowance plan (“ERAP”) of $565,766, and a severance of $444,067.

(5)
Mr. Caldwell resigned as Executive Vice President and Chief Operating Officer in May 2006. Mr. Caldwell received a payout amount of $486,682 under the ERAP. Mr. Ivany retired in May 2006. Mr. Ivany received a payout amount of $454,804 under the ERAP.

(6)	Mr. Caldwell received a retention payment in consideration for forfeiting a change of control entitlement payable in the event of his departure.

(7)
This section includes payments made in connection with parking, car allowance, club dues, group life insurance, employer contributions to the employee share purchase plan, relocation expenses, signing or additional bonus, executive wage loss replacement plans, and vested Restricted Share Units. For 2006, the amounts disclosed include $231,905, $694,395, $179,834, $350,371, $45,787, $33,193 and $127,163 for vested Restricted Share Units previously granted to T. Burt, L.E. Johansson, S. Caldwell, J. Ivany, H. Agro, L. Zangari and R. Stewart respectively. In the case of Mr. Boehlert, it includes a $25,743 signing bonus.

(8)
Amounts shown represent Restricted Share Units granted as part of the annual compensation package of each Named Executive Officer, valued at the date of the grant based on the market price of the Common Shares on the TSX on such date. For 2006 the following numbers of Restricted Share Units were granted to the Named Executive Officers: Mr. Burt: 100,000, Mr. Boehlert: 97,500, Mr. Johansson: Nil, Mr. Caldwell: Nil, Mr. Ivany: Nil, Mr. Agro: 36,000, Ms. Zangari: 29,000 and Mr. Stewart: 15,000. As at December 31, 2006 (including grants made on January 2, 2007 as part of the Named Executive Officers 2006 compensation packages), the aggregate number and value of Restricted Share Units held by the Named Executive Officers were as follows: Mr. Burt: 160,000 Restricted Share Units - $1,897,431 (excluding Restricted Share Units granted upon being hired); Mr. Boehlert: 97,500 Restricted Share Units - $1,156,247; Mr. Johansson: 47,614 Restricted Share Units - $564,652; Mr. Caldwell: 58,349 Restricted Share Units - $691,957; Mr. Ivany: 60,501 Restricted Share Units - $717,427; Mr. Agro: 70,400 Restricted Share Units - $834,870, Ms. Zangari: 43,072 Restricted Share Units - $510,788, and Mr. Stewart: 31,688 Restricted Share Units - $406,678. In accordance with his employment offer letter of March 2005, Mr. Burt was also granted 379,609 Restricted Share Units in April 2006 for forfeiting the benefits of incentive securities he held with his previous employer, of which 200,609 are outstanding. In connection with this grant, subject to the approval of the Human Resources and Compensation Committee, Mr. Burt will receive an additional 24,051 Restricted Share Units and a cash payment of $231,000, which are due but remained unallocated, in accordance with the compensation formula set out in his employment offer letter. Restricted Share Units generally vest as to one-third at the first anniversary date of the grant, one-third on the second anniversary date of grant and one-third on the third anniversary date of the grant, except that in March 2006, Mr. Burt received 21,500 vested Restricted Share Units, and 358,109 Restricted Share Units vesting January 1, 2007 which had been committed to him in his March 2005 employment offer letter. See “Report on Executive Compensation - Compensation Components - Restricted Share Units” for more details on the Restricted Share Plan, including the treatment for the Restricted Share Units of any dividends payable on Common Shares.

(9)	This section includes contributions and payouts made to each Named Executive Officer’s ERAP and registered retirement savings plan of (“RRSP”).

(10)	Mr. Agro joined Kinross as an officer in April 2005. Ms. Zangari became an officer of Kinross in June 2006.

(11)	Mr. Caldwell received a Short Term Incentive of $154,000 representing half of his completion Short Term Incentive as per his employment agreement of December 13, 2003.

(12)	Mr. Agro received an additional cash payment of $216,733 related to the first of two cash payments to be made in recognition of the loss of benefits incurred at the time of hire.

(13)	Ms. Zangari received an additional cash payment of $256,952 for loss of equity on her home when she relocated from Reno to Toronto.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers as part of their long-term compensation package pursuant to the Company’s stock option plan (the “Stock Option Plan”) for the year ended December 31, 2006.

Option Grants For the 2006 Long Term Compensation

Name	Securities Under Options Granted (#) (1)		Percent of Total Options Granted to Employees for Financial Year (2)		Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Tye W. Burt	200,000		6.8%		13.82	13.82	January 2, 2012
Thomas M. Boehlert	82,500 70,000	(3)	2.8 2.4	% %	12.73 13.82	12.73 13.82	April 13, 2011 January 2, 2012
Lars-Eric Johansson	Nil		N/A		N/A	N/A	N/A
Scott A. Caldwell	Nil		N/A		N/A	N/A	N/A
John W. Ivany	Nil		N/A		N/A	N/A	N/A
Hugh A. Agro	46,000		1.5%		13.82	13.82	January 2, 2012

Name	Securities Under Options Granted (#) (1)		Percent of Total Options Granted to Employees for Financial Year (2)		Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Lisa M. Zangari	45,000 22,000	(4)	1.5 0.8	% %	10.20 13.82	10.20 13.82	June 15, 2011 January 2, 2012
Ronald W. Stewart	19,553		0.7%		13.82	13.82	January 2, 2012

(1)
The class of securities underlying all stock options is Common Shares. All stock options vest as to one-third on each of the first, second and third anniversary dates of the grant. Note that option grants for the 2006 compensation packages were effectively granted in early 2007. Kinross has reflected such grants in the above table.

(2)	Based on the total number of options granted pursuant to the Stock Option Plan for the 2006 long term compensation package.

(3)	Mr. Boehlert received 82,500 options upon being hired in 2006.

(4)	Ms. Zangari received 45,000 options upon her promotion in 2006.

The following table provides details regarding stock options exercised by the Named Executive Officers during the year ended December 31, 2006 and year-end option values.

Aggregated Option Exercises During the Year Ended December 31, 2006
and Year-End Option Values

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-money Options at December 31, 2006 (1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Tye W. Burt	Nil	N/A	150,000	450,000	163,500	490,500
Thomas M. Boehlert	Nil	N/A	Nil	82,500	Nil	89,925
Lars-Eric Johansson	92,740	458,358	Nil	Nil	40,600	Nil
Scott A. Caldwell	104,145	337,782	Nil	Nil	Nil	Nil
John W. Ivany	65,583	440,355	86,588	20,949	300,602	85,052
Hugh A. Agro	Nil	N/A	18,333	96,667	19,982	105,367
Lisa M. Zangari	Nil	N/A	5,000	83,335	5,450	204,685
Ronald W. Stewart	50,889	380,081	48,164	64,308	170,465	100,946

(1)
Calculated using the closing price of the Common Shares on the TSX on December 31, 2006 of Cdn$13.82 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise. The above table does not reflect the options granted in early 2007 as part of the 2006 long term compensation packages. See the table “Option Grants For the 2006 Long Term Compensation”.

Pension and Other Benefit Plans

Executive Retirement Allowance Plan

In 2004, the Company adopted an Executive Retirement Allowance Plan (the “ERA Plan”). Under the ERA Plan, the Named Executive Officers are not required to make contributions to the ERA Plan as contributions and payment of all entitlements of the Named Executive Officers under the ERA Plan (the “Retirement Allowance”) are the sole responsibility of the Company.

The Retirement Allowance payable to each Named Executive Officer under the ERA Plan is equal to the sum of three parts. The first part is calculated on the basis of 15% of the Named Executive Officer’s base salary plus any Short Term Incentive paid during the employment period, which is equal to one-half of the number of months commencing from the date upon which the employment of the Named Executive Officer began and December 31, 2003 (the “Pre-January 1, 2004 Entitlement”). Each Named Executive Officer’s Pre-January 1, 2004 Entitlement shall vest at a rate of 1/24th at the end of each month until fully vested.

The second part is calculated on the basis of 15% of the Named Executive Officer’s base salary plus any Short Term Incentive paid during the period, which is equal to that number of full months from and after January 1, 2004 during which the Named Executive Officer was continuously employed by the Company (the “Post-January 1, 2004 Entitlement”). Each Named Executive Officer’s Post-January 1, 2004 Entitlement shall vest as to 1/12th at the end of each month of continuous service to the Company.

The third part of the Named Executive Officer’s entitlement is calculated on the basis of 15% of any severance amount payable to the Named Executive Officer upon a change of control of the Company under the terms of the Executive’s Severance Agreement (the “Severance Entitlement”). The Executive’s Severance Entitlement shall vest in full as of the day immediately prior to the date on which the change of control occurs.

Interest will be calculated and compounded on the Retirement Allowance in question for the periods fixed by the terms of the ERA Plan at the end of each quarter at the average annual yield rate for Government of Canada bonds, as published by the Bank of Canada on the day prior to the date upon which the fiscal quarter begins.

Based on accrued and vested entitlements, the Company agreed to pay to each Named Executive Officer their Retirement Allowance by either: (a) consecutive monthly payments commencing in the month immediately following the date upon which the Named Executive Officer leaves the employment of the Company (the “Retirement Date”) and continuing for a period of not less than three or greater than ten years (the “Executive’s Payout Period”), or (b) a lump sum payment equal to the Retirement Allowance accrued to the date of payment.

The following is a table showing the accrued entitlement for the last three years under the ERA Plan of each of the Named Executive Officer remaining with Kinross as of December 31, 2006:

Name & Principal Position	December 2004	December 2005	December 2006
Tye W. Burt President & Chief Executive Officer	N/A	$140,784	$361,937

Thomas M. Boehlert Executive Vice President & Chief Financial Officer	N/A	N/A	$65,843

Hugh A. Agro Senior Vice President Corporate Development	N/A	$29,161	$79,230

Name & Principal Position	December 2004	December 2005	December 2006
Lisa M. Zangari Senior Vice President Human Resources	N/A	N/A	$19,473

Ronald W. Stewart Senior Vice President Exploration	$99,380	$159,568	$227,996

Other Benefits

The Company’s subsidiary, Kinross Gold U.S.A., Inc., has a defined contribution retirement plan (the “Kinross Gold Retirement Plan”) in which one Named Executive Officers was eligible to participate in 2006.

Eligible employees make contributions to the Kinross Gold Retirement Plan from salary deductions each year. The plan is a “safe harbor” plan under which the Company matches 100% of the participants’ salary deferrals into the plan up to a maximum of 6% of compensation. The Company also makes a 2% contribution to all eligible employees, whether or not the employee elects to make salary deferrals. However, any employee who is eligible to participate in the ERA Plan described above is not eligible to receive matching or other Company contributions under the Kinross Gold Retirement Plan. Participants are immediately vested in all contributions under the Plan. Participants are allowed to direct the investment of their account within a group of designated investment funds.

Employment Contracts

All the Named Executive Officers currently employed by the Company have agreements with the Company in respect of their employment. The annual salary payable under each of these employment agreements (the “Employment Agreements”) is adjusted annually based on the Named Executive Officer’s performance and the Company’s performance in the preceding year. The Employment Agreements provide for certain restrictions on the employment of the Named Executive Officers by competitors for twelve months after the termination of employment with Kinross.

The Employment Agreements may be terminated by the Company with or without cause or by the resignation of the employee, in all cases by written notice. Upon termination of the employment of a Named Executive Officer without cause by the Company or the termination by an employee following a material and detrimental alteration of the employee’s position, material reduction of salary or other specific adverse events for the Named Executive Officer (a “Triggering Event”), the Company will pay the Named Executive Officer a severance payment equal to two times his or her annual salary plus the greater of his or her two years average Short Term Incentive or target Short Term Incentive.

In the event of a change of control of the Company and (except for Mr. Burt) if the Named Executive Officer is subject to a Triggering Event occurring within 18 months of the change of control, the Named Executive Officer will be entitled to terminate his or her employment agreement and to receive a severance payment (a “Change of Control Payment”) equal to three times (2.9 times in the case of Mr. Boehlert and Ms. Zangari) his or her annual salary plus the greater of two years average Short Term Incentive or target Short Term Incentive. In the case of Mr. Burt, following a change of control he has the option to terminate his employment and receive his Change of Control Payment by providing a notice of termination to the Company within 12 months from the change of control. In addition, the Named Executive Officer’s RSUs and options will vest immediately and will remain in effect until their normal expiry.

A change of control includes, among other things, a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the Kinross shareholders, a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Corporation or the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the Named Executive Officers’ responsibilities following a change of control.

Directors and Officers’ Insurance

The Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on February 15, 2008, is $50 million in the aggregate, inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $5 million for each loss for securities claims and $1 million for each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2007 was $1,140,133, $1,083,101 for 2006 and $1,117,058 for 2005, no part of which is payable by the directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Company’s directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.

Compensation of Directors

Effective July 1, 2005 the Board of Directors approved a revised flat fee structure for non-executive directors. Under the new fee structure, outside directors each receive a flat annual fee of Cdn.$100,000; the Chair of each committee receives an additional Cdn.$15,000; members of the Audit Committee receive an additional Cdn.$25,000 and the Chair of the Audit Committee receives Cdn.$40,000. The Independent Chairman receives an additional Cdn.$150,000 (but does not receive additional fees for acting as a committee Chair or for being a member of the Special Projects Committee). The flat fee is paid 50% in cash and 50% in deferred share units (“Deferred Share Units” or “DSU’s”). However, a director who has exceeded his or her minimum DSU’s/shares ownership requirement, as described below, may elect (on an annual basis) to receive all or a portion of the DSU’s compensation in cash. In addition, such directors are also entitled to the reimbursement of their expenses. The following shows in a table format the director flat fee compensation for 2006:

TYPE OF COMPENSATION	2006 COMPENSATION(3)
Board Membership	Cdn.$100,000
Chairmanship of the Board	Cdn.$150,000 (1)
Committee Chairmanship	Cdn.$15,000
Audit Committee Chairmanship	Cdn.$40,000 (2)
Audit Committee Membership	Cdn.$25,000

(1)	Cdn.$250,000 in total with the inclusion of board membership compensation.

(2)	This amount includes Cdn. $25,000 for the Audit Committee membership compensation.

(3)	An additional fee of Cdn. $3,000 per meeting was paid to directors sitting on the special committee formed to consider potential mergers and acquisitions.

Deferred Share Unit Plan

The main purpose of the DSU Plan is to strengthen the alignment of interests between the non-executive directors and the shareholders of the Company, by linking a portion of annual director compensation to the future value of Kinross’ common shares. Under the Plan, each non-executive director receives on the date in each quarter, which is two business days following the publication by the Company of its earning results for the previous quarter (or year in the case of the first quarter), that number of DSU’s having a value equal to 50% of his or her compensation for the current quarter. A director may elect (on an annual basis) to receive all or part of his or her DSU compensation in cash rather than 50% in DSU’s, as long as such director exceeds his or her minimum DSU’s/shares ownership requirement established by the Board of Directors. The number of DSU’s granted to a director is determined by dividing the closing price of Kinross common shares on the TSX on the business day immediately preceding the date of grant.

At such time as a director ceases to be a director, the Company will make a cash payment to the director, equal to the market value of a Common Share on the date of departure, multiplied by the number of DSU’s held on that date.

Holdings of DSU’s for the current directors are disclosed under the table in “Business of the Meeting – Election of Directors”.

The table below illustrates the amount of director’s compensation paid in cash and as DSU’s for the 2006 period.

Name	Total Compensation	% Paid in DSUs	Amount Paid in Cash
John A. Brough	Cdn.$140,000(1)	0%	Cdn.$140,000
John K. Carrington	Cdn.$100,000(1)	50%	Cdn.$50,000
Richard S. Hallisey	Cdn.$100,000	50%	Cdn.$50,000
John M.H. Huxley	Cdn.$143,700	50%	Cdn.$71,850
John A. Keyes	Cdn.$115,000	50%	Cdn.$57,500
Catherine McLeodSeltzer	Cdn.$100,000	50%	Cdn.$50,000
George A. Michals	Cdn.$115,000(1)	50%	Cdn.$57,500
John E. Oliver	Cdn.$250,000	50%	Cdn.$125,000
Terence C.W. Reid	Cdn.$125,000	50%	Cdn.$62,500

(1)
Messrs Brough, Carrington and Michals also each received a fee of $3,000 per meeting for a total of Cdn. $15,000 each, in connection with their participation in the special committee of the board formed for the purposes of considering potential mergers and acquisitions.

Report on Executive Compensation

The Human Resources and Compensation Committee

The Human Resources and Compensation Committee consists of Messrs. Oliver (Chairman), Brough, Huxley and Ms. Catherine McLeod-Seltzer, all of whom are independent directors, as defined in the corporate governance guidelines of the Canadian Securities Administrators. The mandate of the Human Resources and Compensation Committee is described in the Corporate Governance Practice section of this Circular. In carrying out its mandate, the Human Resources and Compensation Committee met four (4) times in 2006. The Committee retained Mercer Human Resources Consulting (“Mercer”) to assist it to carry out its mandate and Kinross paid Mercer $13,469.95 in connection with its advisory activities. Mercer provided support to the Human Resources and Compensation Committee in determining compensation for the Company’s officers and directors during the most recently completed financial year, by reviewing relevant market data and management’s recommendations for compensation awards and providing strategic advice to the Committee prior to the approval of such compensation. Determinations made by the Human Resources and Compensation Committee reflect factors and considerations other than the information provided by Mercer.

In December, 2006, the Senior Vice President, Human Resources presented to the Human Resources and Compensation Committee compensation recommendations with respect to the executive officers of the Company. The Human Resources and Compensation Committee’s recommendations were then submitted for final approval to the Board of Directors, which it granted.

Executive Compensation– Philosophy and Strategy

The Kinross Executive Compensation system is designed to attract, retain, motivate and reward executive talent through competitive pay practices. Kinross promotes a “Pay-for-Performance” approach to compensation throughout the organization. Kinross’ compensation program, including Short Term Incentives and options and RSU’s (“Long-Term Incentives”), is tailored and directly linked to the achievement of Kinross’ strategic objectives, relevant market comparables, and the performance level of each individual.

Annual market reviews provide the basis for competitive base salary, short term and long term incentive targets. Individual and team performance levels, relative to the achievement of Kinross’ strategic objectives are reviewed annually and form the basis for compensation recommendations presented to the Human Resources and Compensation Committee and to the Board of Directors at year-end.

Share ownership guidelines were approved by the Human Resources and Compensation Committee in October, 2006. See “Corporate Governance Practices – Minimum Share Ownership For Executives”.

Market Comparators

Kinross reviewed data from three market comparator groups to determine compensation awards for the executive team. Market groups are carefully selected to ensure similarity of scope and complexity. The 2006 market review focused on comparators that are North American based, widely-held, United States Securities and Exchange Commission (“SEC”) regulated, operating within the mining and resources industry, and that have an international scope.

The Human Resources and Compensation Committee reviewed data from three market comparator groups, which are as follows: (1) a custom mining comparator group consisting of North American mining companies, with a market capitalization ranging between $3 billion to $25 billion (as an example, companies listed within this group include Bema Gold Corporation (“Bema”), Agnico-Eagle, Goldcorp, Teck Cominco, and Newmont Mining); (2) a mining, natural resources, energy and oil and gas comparator group with annual revenues between $1.5 billion and $3 billion (as an example, companies listed within the group include AGL Resources, Alcan, Falconbridge, and First Energy); and, (3) a group comprised of companies included in the S&P/TSX 60 index in the previous year that were also SEC registrants.

Measuring Performance

Goal plans, linked directly to Kinross’ strategic plan, are established annually and contain specific objectives that include desired individual and team results and respective metrics. Performance is managed regularly, with mid-year reviews conducted in July and year-end reviews conducted in December. Performance ratings are assigned to the executive’s performance evaluations which are then used to guide compensation award determination.

Kinross’ corporate performance is measured and also factored into the compensation award determination process. The Company’s performance can impact up to 60% of the executive’s compensation.

Compensation Components

Compensation for executives consists of base salary, Short Term Incentives, and Long Term Incentives. All of these components form an important part of our executive compensation. The Human Resources and Compensation Committee refers readers of this report to the “Summary Compensation Table” of the Circular for details of 2006 compensation granted to the Named Executive Officers.

Base Salary:

Classification of the scope, complexity and responsibility of the role of an executive relative to market data, coupled with the executive’s previous experience and performance, forms the basis for base salary determination. Market analysis and performance assessments occur annually to ensure compensation remains competitive. The executive’s performance rating guides base salary adjustments.

Short Term Incentive:

With the exception of the Chief Executive Officer, target Short Term Incentive levels equate to approximately 50% of the executive’s base salary. The Chief Executive Officer’s target Short Term Incentive level is approximately 100% of base salary. Kinross’ Short Term Incentive plan allows the Human Resources and Compensation Committee to reward high levels of performance by awarding up to a maximum of 150% of the executive’s target incentive level. The executive’s performance rating guides Short Term Incentive awards.

Long Term Incentives:

Kinross’ Long-Term Incentive plan consists of annual stock option grants and restricted share unit (“Restricted Share Unit” or “RSU”) awards. The Long-Term Incentive element of the compensation plan aligns the interests of the executives with that of Kinross’ shareholders. The executive’s performance rating guides Long-Term Incentive awards.

Share Incentive Plan:

The Share Incentive Plan is designed to advance Kinross’ interests by encouraging employees to acquire equity participation in the Company through the acquisition of Common Shares and consists of the Stock Option Plan and the Share Purchase Plan. The Share Incentive Plan directly supports Kinross’ objective of attracting, retaining and reward high performing talent. Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 12,833,333.

The Human Resources and Compensation Committee may, at its absolute discretion, without shareholder approval, amend, modify or change the provisions of the Share Incentive Plan or any options granted under the Stock Option Plan provided that such amendment, modification or change which would (i) materially increase the benefits under the Share Incentive Plan or any options; (ii) increase the number of Common Shares which may be issued under the Share Incentive Plan; (iii) materially modify the requirements as to eligibility for participation under the Share Incentive Plan; or (iv) amend, modify or change the section of the plan granting authority to the Human Resources and Compensation Committee to determine exercise periods of options, shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company if required by the relevant stock exchange or any securities regulatory authority having jurisdiction and the securities of the Company. Any other changes or modifications are subject, if required, to regulatory approval. The amendment procedures of the Share Incentive Plan are compliant with the TSX requirements regarding amendment procedures of compensation arrangements published in June 2006.

Stock Options:

The Stock Option Plan is designed to: (i) provide each optionholder with an interest in preserving and maximizing shareholder value in the longer term; (ii) enable Kinross to attract and retain high-performing talent; and (ii) reward individuals for high levels of performance. The Human Resources and Compensation Committee considers option grants when reviewing key employee compensation packages, and when determining the number of options to be granted, the Human Resources and Compensation Committee gives consideration to a past individual’s performance and potential contribution to the success of the Company.

The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSX on the trading day preceding the day on which the option is granted. Each option is for a term of five years. The Human Resources and Compensation Committee has discretion over the vesting period of Options. However, as matter of practice, the vesting period of options is one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

The maximum number of Common Shares issueable under the Stock Option Plan is currently set at 9,166,667 in the aggregate. The maximum number of Common Shares issueable to insiders, at any time, pursuant to the Share Incentive Plan and all other compensation arrangements of the Company is limited to 10% of total Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Share Incentive Plan within a one-year period is limited to 10% of total Common Shares outstanding. The maximum number of Common Shares issueable to any one insider and such insider’s associates pursuant to the Stock Option Plan, within a one year period, is limited to 5% of total Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of Common Shares then outstanding.

Options are not assignable. Upon termination or retirement of a participant, his or her options if then exercisable may be exercised within 60 days. Notwithstanding the foregoing, in the event of a retirement or a termination, the Human Resources and Compensation Committee may determine when any option shall become exercisable. In the event of a change of control all options outstanding become exercisable immediately.

In 2006, the shareholders approved an amendment to the Stock Option Plan to extend the expiry term of options issued after December 21, 2005 which expire during a corporate blackout trading period to the 10th business day following the expiry of such blackout period.

The Human Resources and Compensation Committee refers readers of this report to the Summary Compensation table under “Stock Options” for the details of the options granted to Named Executive Officers for 2006.

Share Purchase Plan:

Kinross employees or designated affiliates are entitled to contribute up to 10% of their annual base salary to the Share Purchase Plan in 2006. Kinross matches up to 50% of the participant’s contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Company. The purchase price per share is the weighted average closing price of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. Such Common Shares are delivered to participants six months following their date of issue. In the event of termination of employment or death of an employee, any portion of the participant’s contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Company’s contribution shall be returned to the Company. In addition, any Common Shares held in safekeeping will be purchased for cancellation at an amount equal to the participant’s contribution and the proceeds will be paid to the participant or the shares will vest after six months and issued to the participant at the participant’s election. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 3,666,666 Common Shares in the aggregate.

The Committee refers readers of this report to the Summary Compensation table under “Other Annual Compensation” for details, including matching contributions made under the Share Purchase Plan to Named Executive Officers for 2006.

Restricted Share Units:

The purpose of the Restricted Share Plan is to advance the interests of the Company through attracting, retaining and rewarding high-performing talent and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares. In determining the eligibility of an individual to participate in the Restricted Share Plan, the Human Resources and Compensation Committee gives consideration to an individual’s performance and potential contribution to the success of the Company.

A Restricted Share Unit is exercisable for no additional consideration into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Unit cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”). The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 4,000,000. The maximum number of Common Shares issuable at any time to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company is 10% of total Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company, within a one-year period, is limited to 10% of total Common Shares, then outstanding. The maximum number of Common Shares issuable to any one insider and such insider’s associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of total Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of total Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of total Common Shares outstanding, from time to time.

The grant of a Restricted Share Unit is evidenced by a Restricted Share Units agreement between Kinross and the participant which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not specified in the Restricted Share Plan and which the Human Resources and Compensation Committee deems appropriate.

Canadian participants seeking to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change. Canadian participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Units automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Units shall be immediately exercised without any further action by the participant and the Company shall issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Units shall be immediately exercised.

If a participant holds Restricted Share Units that are subject to a Restricted Period, the Committee shall have the discretion to pay the participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company shall pay such cash dividends, if any, to those participants that hold Restricted Share Units that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

Restricted Share Units are not assignable. In the event of a change of control, all Restricted Share Units are exercised immediately, notwithstanding the Restricted Period and any applicable Deferred Payment Date.

The Restricted Share Plan may be amended by the Human Resources and Compensation Committee from time to time, without shareholder approval, provided that any amendment that: (i) materially increases the benefits under the Restricted Share Plan; (ii) increases the number of Common Shares issuable under the Restricted Share Plan or (iii) materially modifies the requirements as to eligibility for participation in the Restricted Share Plan shall only be effective upon such amendment being approved by the shareholders of the Company, if required by the relevant stock exchanges or any other regulatory authority having jurisdiction over the securities of the Company. The amendment procedures of the Restricted Share Plan are compliant with the TSX requirements regarding amendment procedures of compensation arrangements published in June 2006.

The Restricted Share Plan shall remain in effect until terminated by the Directors.

The Human Resources and Compensation Committee refers the readers to the “Summary Compensation Table” for details of Restricted Share Units granted to Named Executive Officers for 2006.

President and Chief Executive - 2006 Compensation

Each year, the Human Resources and Compensation Committee and the Board of Directors review the Chief Executive Officer’s performance and approve compensation adjustments based on the Chief Executive Officer’s and the Company’s performance and competitive market practices. Mr. Burt received an annual salary of Cdn.$800,000 in 2006; a base salary determined commensurate with Mr. Burt’s 2005 performance. In addition, Mr. Burt received Short and Long-Term Incentives in the amount of Cdn.$1,200,000, 200,000 Stock Options and 100,000 Restricted Share Units. Approved compensation awards are commensurate with Mr. Burt’s experience, Kinross’ 2006 performance, Mr. Burt’s 2006 performance and market practices. The Human Resources and Compensation Committee determined that Mr. Burt had exceeded performance expectations established for him in 2006.

Mr. Burt designed Kinross’ strategic plan to maximize net asset value and cash flow through a four-point plan built on (1) growth from core assets; (2) attracting the best talent in the industry; (3) building blocks (best systems, procedures, etc.); and (4) growth through acquisition and exploration. In 2006, Mr. Burt successfully recruited a brand-new executive leadership team (five new positions) to help realize the short and long-term strategic goals in the Company’s strategic plan.

Under Mr. Burt’s leadership, the Kinross executive team launched the four point strategic plan and delivered results in 2006 in line with such plan, the most notable of which include:

1)	Built a leadership team, management bench-strength and strengthened operations management team;

2)	Exceeded production forecasts by 20,000 ounces (or 2%) over budget;

3)	Increased Kinross share price – in 2006, Kinross was the top performing major North American gold stock listed on the TSX;

4)	Increased net present value (NPV) multiple by 31% relative to peer group;

5)	Improved environmental, health & safety standards and results;

6)	Completed the return to financial reporting compliance and the restatement process;

7)	Completed the Crown Resources acquisition;

8)	Delivered cash costs within market guidance;

9)	Financial results which include record cash flows of $292 million (an increase of approximately 118% over 2005) and record profits of $165.8 million (against a loss of $216 million in 2005);

10)	Delivered 13% growth in gold reserves, net of production, over 2005;

11)	Implemented the Paracatu expansion; secured financing ($500 million credit facility in connection therewith);

12)	Enhanced Kinross’ profile with investors through aggressive investor relations and public relations campaigns;

13)	Initiated significant change in culture and management approach;

14)	Reduced employee turnover by more than 10%;

15)	Introduced a “Pay-for-Performance” compensation process;

16)	Significantly improved and implemented the life-of-mine and strategic planning process;

17)	Successfully launched the $3.1 billion acquisition of Bema Gold, extending Kinross’ assets in Chile with a major project in Russia;

18)	Concluded the disposition of various redundant and non-core assets; and

19)	Commenced implementation of new financial reporting and control systems.

The foregoing report dated March 19, 2007, has been furnished by the Chairman of the Human Resources and Compensation Committee on the Committee’s behalf.

(Signed) John E. Oliver

Performance Graph

The following chart compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Gold and Silver Index for the period December 31, 2001 to December 31, 2006.

Comparison of Cumulative Total Shareholder Return on the Common Shares, the TSX 300 Index and the TSX Gold and Silver Index

	2001	2002	2003	2004	2005	2006
Kinross Gold Corporation	100.00	325.21	289.08	236.69	300.84	387.11
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	190.82
S&P/TSX Composite Index - Metals & Mining (Industry)	100.00	108.86	145.87	148.87	185.83	260.86

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and restricted share units (1) 2006	Weighted-average price of outstanding options, warrants and restricted share units(2) 2006	Number of securities remaining available for future issuance under equity compensation plans (3) 2006
Equity compensation plans approved by securityholders	3,443,604 options and restricted share rights	$12.70	7,317,319
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	3,443,604 options and restricted share rights	$12.70	7,317,319

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.

(2)	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 897,619 RSUs were outstanding as of December 31, 2006.

(3)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 9,166,667 and under the Restricted Share Plan of 4,000,000.

(4)	In addition, 1,196,831 Common Shares (as of December 31, 2006) remained available for issuance under the Share Purchase Plan.

(5)	This table does not factor in the grants of options and RSUs effected on January 2, 2007.

See detailed descriptions of the Company’s Share Incentive Plan and Restricted Share Plan under “Report on Executive Compensation”.

Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. A national policy entitled “Corporate Governance Guidelines” and related disclosure requirements were adopted in 2005 by the securities regulatory authorities in Canada (the “Corporate Governance Guidelines”).

The Company’s corporate governance practices have been designed to be in line with applicable Canadian Corporate Governance Guidelines. In addition, Kinross is fully compliant with Multilateral Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators. Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the “NYSE Standards”) are not applicable to the Company, the Company has corporate governance practices that are for the most part compliant with NYSE Standards. Details of the Company’s corporate governance practices compared to NYSE Standards are available for review on the Company’s website at www.kinross.com.

The following is the disclosure of the Company’s practices as required by the Corporate Governance Guidelines.

The Board of Directors

Of the ten members of the Board, nine are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent directors hold regularly scheduled meetings (at least once every quarter). Mr. Burt is not independent as he is an officer of the Company.

The Board of Directors has appointed a Chairman, Mr. John Oliver. The Chairman of the Board (also referred to as the Independent Chairman) is an independent director who has been designated by the full Board to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other Committees of the Board, the independence of the Board of Directors of the Company. The responsibilities of the Independent Chairman are set out in the position description for the Independent Chairman adopted by the Board of Directors on May 8, 2003. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent Committee of the Board and include responsibilities such as chairing all meetings of directors; providing leadership to the Board to enhance the Board’s effectiveness; managing the Board; acting as a liaison between the Board and management; and representing the Company to certain external groups. A copy of the position description of the Independent Chairman is available upon request to the Vice President, Administration and Corporate Secretary of the Company.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2006, the independent directors held a meeting without members of management being present prior to each regularly scheduled meeting of directors, for a total of 5 meetings.

The attendance record of each director and Committee member for meetings held during the last year is set out in the table appearing under “Business of the Meeting – Election of Directors”.

Each of Mr. Brough, Mr. Reid and Ms. McLeod-Seltzer are also presently directors of other reporting issuers as follows:

Mr. Brough – Silver Wheaton Corp., Livingston International Inc., First National Financial Income Fund and Rockwater Capital Corporation

Mr. Reid – Norcast Income Fund and Pizza Pizza Royalty Fund

Ms. McLeod-Seltzer – Pacific Rim Mining Corp., Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

Mr. McFarland, a new nominee proposed to the Board, is currently a director of Nova Gold Resources Inc.

Board Charter and Report on Board Activities

The Board of Directors’ mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through Committees of the Board of Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Human Resources and Compensation Committee, Risk Committee, Nominating Committee and Environmental, Health & Safety Committee. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

♦	Appointing the Independent Chairman who is responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

♦	The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.

♦	The review and approval of corporate objectives and goals applicable to senior management of the Company.

♦	Defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time.

♦
Obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has in place.

Additional functions of the Board are included in its Charter or have been delegated to its Committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule “A” hereto.

In carrying out its mandate, the Board met thirteen (13) times in 2006. At such meetings and pursuant to written resolutions, the Board of Directors fulfilled its responsibilities by doing the following, among other things: (a) addressed management succession by recruiting and hiring (1) Mr. Thomas Boehlert as Executive Vice President and Chief Financial Officer to replace Mr. Johansson, (2) Mr. Tim Baker as Executive Vice President and Chief Operating Officer to replace Mr. Caldwell, and (3) Mr. Geoffrey Gold as Senior Vice President and Chief Legal Officer to replace Mr. Ivany, and by appointing a number of other new officers, (b) provided oversight regarding the completion of the regulatory review of Kinross’ registration statement for the Crown Resources acquisition, (c) reviewed and approved financial statements, (d) obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities, (e) adopted a strategic plan proposed by management, (f) approved the 2006 budget, (g) received reports from the Chairman of the Environmental, Health & Safety Committee regarding environmental, health and safety matters, (h) received reports from the Chairman of Audit Committee regarding financial, audit and internal control matters, (i) considered possible strategic initiatives for the Company and approved the acquisition of Bema and the Paracatu expansion, and (j) reviewed recommendations of the Corporate Governance Committee and made certain changes to Board practices.

Position Descriptions

A written position description has been developed by the Board for the Independent Chairman of the Board. A copy of the Independent Chairman position description is available upon request to the Vice President, Administration and Corporate Secretary. The Independent Chairman of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the Charters of the Committees. In general Committee Chairs fulfill their responsibilities by doing the following, among other things:

(a)	Review and approve the agenda for each Committee meeting.

(b)	Preside over Committee meetings.

(c)	Obtain reports from management regarding matters relevant to their mandate.

(d)	Report to the full Board and make recommendations to the Board regarding matters in their area of responsibilities.

The Board and the Chief Executive Officer engage in an ongoing dialogue regarding the Board’s ongoing expectations for the Chief Executive Officer’s responsibilities, which include:

(a)	Assume the leadership of management and the day to day leadership of the Company.

(b)	Develop and recommend Kinross’ strategic plans.

(c)	Implementation of Kinross’ business and operational plans.

(d)	Report regularly to the Board on the overall progress of Kinross against its financial and operational objectives.

(e)	Ensure that Kinross’ strategic business is carried out efficiently and with integrity.

(f)	Communicate and liaise with investors, other stakeholders and public markets.

New Director Orientation and Continuing Education

The Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including Board and Committee Charters, Company policies and other materials), the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Nominating Committee, the Independent Chairman or the Chief Executive Officer will, as may be necessary from time to time: (a) request the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by members of management and outside experts to the Board or Committees on matters of particular importance or emerging significance.

In October, 2005 the Board of Directors resolved that each director would be requested to complete a recognized director education program such as those offered by the Corporate Governance College by 2010. The Company will cover 100% of the cost to complete the program unless the cost can be shared by other company boards on which the director also serves.

Mandatory Retirement Age

Effective July 1, 2005, a mandatory retirement age of 70 years old was adopted for directors first appointed after that date.

Code of Business Conduct and Ethics

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Corporate Governance Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s local minesite managers, the Senior Vice President, Human Resources or the Chairman of the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.kinross.com or SEDAR at www.sedar.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. In a circumstance where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Nomination and Method of Voting for Directors

The Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. In assessing the compensation of the Board, the Nominating Committee takes into account the following considerations: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; and (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics.

The mandate of the Nominating Committee has been formalized in a written charter. Among the duties under its mandate, the Nominating Committee reviews the composition of the Board to ensure that an appropriate number of independent directors sit on the Board; analyzes the needs of the Board when vacancies arise; ensures that an appropriate selection process for new Board nominees is in place; and makes recommendations to the Board for the election of nominees to the Board of Directors.

In carrying out its mandate, the Nominating Committee met two times in 2006. The Committee adopted its revised Charter and performance schedule. The Committee also considered the type of individual and expertise the Board would most benefit from in connection with the nomination of an additional director taken from the ranks of Bema’s board of directors, in accordance with the terms of the arrangement agreement with Bema.

A copy of the Nominating Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Nominees to the Board of Directors proposed for election at the Meeting will be elected by individual voting on each nominee to the Board.

Compensation

The Human Resources and Compensation Committee, which is composed entirely of independent directors, among other things, determines appropriate compensation for the Company’s officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources and Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Human Resources and Compensation Committee engaged Mercer Human Resource Consulting to provide support to the Human Resources and Compensation Committee in determining compensation for the Company’s officers and directors during the most recently completed financial year. Determinations made by the Human Resources and Compensation Committee reflect factors and considerations other than the information provided by Mercer.

The mandate of the Human Resources and Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of the officers and employees of the Company. For the purpose of its mandate, the Human Resources and Compensation Committee reviews all aspects of compensation paid to management and employees of other mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals. For more details regarding the responsibilities of the Human Resources and Compensation Committee and its activities, see the report of the Human Resources and Compensation Committee is set out under “Statement of Executive Compensation – Report on Executive Compensation”.

A copy of the Human Resources and Compensation Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Audit Committee

The Audit Committee is composed of three independent directors who are financially literate (as such term is defined in Multilateral Instrument 52-110) and at least one member, Mr. Brough, is a financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible for overseeing (i) the integrity of Kinross’ financial statements; (ii) the independent auditors’ qualifications and independence; and (iii) the performance of the internal audit functions. The Committee serves as an independent and objective party to monitor Kinross’ financial reporting process and internal control systems and provides open lines of communications among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters.

In carrying out its mandate, the Audit Committee met seven (7) times in 2006. The Committee fulfilled its mandate by doing the following, among other things: (a) oversaw the regulatory review of the registration statement for the Crown Resources acquisition; (b) reviewed and approved financial statements, management’s discussion and analysis and financial press releases; (c) obtained treasury reports on cash flows, gold sales and borrowing matters; (d) met with the internal audit function; (e) met with the external auditors with and without management being present; (f) revised the Audit Committee Charter; (g) approved audit engagements; and (h) obtained reports from the external auditors regarding internal controls.

Additional information regarding the Company’s Audit Committee is contained in the Company’s annual information form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached to the AIF as Schedule “A”. The AIF is filed on SEDAR at www.sedar.com. A copy of the Charter is also available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Risk Committee

The Board formed the Risk Committee in 2006. It is a Committee comprised entirely of independent directors. Its mandate has been formalized in a written charter. Generally, its mandate is to review the principal risks affecting Kinross’ business and assessing the steps and processes put into place by management for identifying and minimizing such risks.

In carrying out its mandate, the Risk Committee met once in 2006. The Risk Committee adopted its Charter in 2006 and received a review from Kinross’ Director, Risk Management, of risk management activities of Kinross to date and of the introduction of a new enterprise risk management framework and the timeline and strategy for its implementation. A copy of the Charter of the Risk Committee is available upon request to the Vice President Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Environmental, Health & Safety Committee

The Company has an Environmental, Health & Safety Committee comprised entirely of independent directors. The mandate of the Environmental, Health & Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental, Health & Safety Committee is to oversee the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. This includes assisting the Senior Vice President, Environmental, Health & Safety and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management with implementing and maintaining appropriate health and safety programs and obtaining periodic reports on such programs.

In carrying out its mandate, the Environmental, Health & Safety Committee met four (4) times during 2006. The Committee fulfilled its mandate by doing the following, among other things: (a) obtained periodic reports from management on health and safety matters and environmental compliance reports; (b) received regular updates on reclamation matters; (c) received periodic updates on environmental permitting activities; (d) provided feedback to management regarding the above matters; (e) reported to the full Board on environmental and health and safety matters concerning the Company’s operations; and (f) revised its Charter.

A copy of the Environmental, Health & Safety Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Corporate Governance Committee

The Corporate Governance Committee of the Company is composed entirely of independent directors. The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Company’s approach to matters of corporate governance, including: (i) assisting the Independent Chairman in carrying out his responsibilities; (ii) annually reviewing the Board and Committee Charters; (iii) recommending procedures to permit the Board to meet on a regular basis without management; and (iv) adopting procedures to ensure that the Board can conduct its work effectively and efficiently.

In carrying out its mandate, the Corporate Governance Committee met four (4) times in 2006. The Committee fulfilled its responsibilities by doing the following, among other things: (a) reviewed the completed Board self-evaluation forms, individual Board members evaluation forms and the evaluation forms of the Independent Chairman and the Chief Executive Officer; (b) provided feedback to the full Board regarding the above evaluations; (c) reviewed and revised the Board and all Committee Charters and recommended them for approval by the full Board to reflect the latest corporate governance regulatory guidelines and created performance and planning schedules to facilitate planification and the evaluation by the Board and its Committees of the performance of their duties under each of their Charters; (d) assessed the directors and officers liability insurance needs; (e) reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices; and (f) considered and recommended modifications to Kinross’ blackout policy.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company’s website at www.kinross.com.

Board Assessments

The current practice of the Board is for the Independent Chairman of the Board, with the assistance of the Corporate Governance Committee, to make ongoing, formal and informal assessments of the performance of the Board, Committees and individual directors. The Board has a formal Board evaluation process which consists of evaluation forms for the Board as a whole and individual directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made. The evaluation of individual Board members is aimed at ensuring each Board member brings an adequate contribution to the Board as a whole in light of its overall needs. Such evaluations are used by the Independent Chairman and the Corporate Governance Committee to recommend changes to the Board composition or Board structure, as it may be required from time to time.

In 2006, the Board of Directors has adopted performance schedules for the Board and each of its Committees. These performance schedules have been developed by the Corporate Governance Committee as a tool to ensure (i) the adequate scheduling of meetings for the purpose of fulfilling all duties of Board and the Committees as set out in their Charters; (ii) the fulfillment of the Board and Committee duties; and (iii) the evaluation of the fulfillment of such duties in light of the Board and Committee Charters.

Minimum Share Ownership for Directors

In July 2005 the Board adopted a policy requiring each director to maintain a minimum holding of Common Shares or DSU’s equal to one time his or her annual flat fee cash compensation. By 2010, the minimum holding will increase to three times the annual flat fee cash component of a director’s compensation. In the event these holdings fall below the minimum requirement, a director will be required to top-up his or her holding by fiscal year end to align with this requirement. See “Business of the Meeting - Election of Directors” and footnote 3 to the table for the details of the current holdings of Kinross’ directors.

Minimum Share Ownership for Executives

In order to align the interests of Kinross’ executives with those of its shareholders, in December 2006, Kinross implemented a policy for its executives to own Common Shares. Executives are required to own the required number of Common Shares within three years of being hired or within three years of the implementation of the policy for current executives. For the Chief Executive Officer, the share ownership requirement is that number of shares equal to the value of three times annual base salary and in the case of other executives, the requirement is two times annual base salary.

Feedback to the Board of Directors

Our shareholders may communicate comments directly to the Board of Directors by writing to the Independent Chairman, care of the Vice President, Administration and Corporate Secretary at Kinross Gold Corporation, 40 King Street West, Suite 5205, Toronto, Ontario, M5H 3Y2. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chairman. Alternatively, the Independent Chairman may be contacted directly by telephone at (416) 365-5123 (ext.2002).

Indebtedness of Directors and Executive Officers

None of the Company’s directors or executive officers or former directors or former executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during and since the year ended December 31, 2006, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise, nor is there as of the date hereof, or has been, during the year ended December 31, 2006 any material indebtedness regarding employees or former employees of Kinross. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2006; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described in this Circular, the Company’s management’s discussion and analysis, the notes to the Company’s financial statements, and the Company’s Annual Information Form, since December 31, 2006, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

BUSINESS OF THE MEETING

The Determination of the Number of Directors

The Articles of the Company provide that the Board of Directors of the Company consists of not less than three and not more than 15 directors. The Company currently has ten directors.

The Board of Directors has identified that it may be beneficial for new directors to be added to the Board of Directors between annual general meetings of shareholders and that, in order to do so, the Board of Directors would require the ability to increase the size of the Board of Directors within the limits set out in the Articles of the Company. This ability is specifically contemplated under the Business Corporations Act (Ontario), provided that a special resolution has been passed by the shareholders permitting the Board of Directors to determine the number of directors from time to time.

The shareholders of the Company will be asked to consider and, if thought advisable, to approve and adopt a special resolution fixing the number of directors to be elected at the Meeting at 11 and to empower the directors to determine from time to time the number of directors of the Company between the minimum and maximum number of directors set out in the Articles of the Company, all as more particularly described in the Special Resolution reproduced below.

In order to be effective, the Special Resolution requires the approval of two-thirds (2/3) of the votes cast by shareholders who vote by proxy or in person in respect of the Special Resolution.

BE IT RESOLVED as a special resolution that:

1.	the number of directors of the Company and the number of directors to be elected at this annual and special meeting of shareholders shall be fixed at 11; and

2.
the directors of the Company are empowered to determine from time to time the number of directors of the Company between the minimum and the maximum number of directors set out in the Articles of the Company, such determination to be made by resolution of the Board of Directors.

The management designees, if named as proxy, intend to vote the shares represented by any such proxy for the Special Resolution unless the shareholder has specified in his proxy that his shares are to be voted against such special resolution.

Election of Directors

Subject to the circumstances described above and below, at the Meeting the shareholders will be asked to elect eleven directors. All directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. The shareholders can vote for or withhold from voting on the election of each director on an individual basis.

Meetings Attended (2) In 2006
Name and Place of Residence	Principal Occupation	Director Since	Common Shares, Restricted Share Units and Deferred Share Units Owned, Controlled or Directed (1)	Current Committees(2)	Board (Total)	Committees
John A. Brough Vero Beach, Florida, U.S.A. Age: 60	President, Torwest Inc. (real estate development company)	January 19, 1994	17,916 Common Shares 14,534.24 DSU’s	A, C, N	13/13	A – 7/7 C – 3/4 N – 2/2
Tye W. Burt Toronto, Ontario, Canada Age: 50	President and Chief Executive Officer of the Company	March 23, 2005	108,793 Common Shares 360,609 Restricted Share Units	None	13/13	N/A
John K. Carrington Thornhill, Ontario, Canada Age: 63	Retired Mining Executive	October 26, 2005	Nil Common Share 4,369.33 DSU’s	CG, E	13/13	CG – 4/4 E – 3/3
Richard S. Hallisey Toronto, Ontario, Canada Age: 66	President, Sullivan Holdings Limited (wholly-owned family investment company)	December 5, 2004	Nil Common Share 13,408.30 DSU’s	CG, E, R	13/13	CG – 4/4 E – 4/4 R – 1/1
John M.H. Huxley Toronto, Ontario, Canada Age: 61	Retired Executive	May 31, 1993	41,603 Common Shares 18,038.42 DSU’s	A, C, N, R	13/13	A – 7/7 C – 4/4 N – 2/2 R – 1/1
John A. Keyes The Woodlands, Texas, U.S.A. Age: 63	Retired Mining Executive	March 3, 2003	11,666 Common Shares 16,383.98 DSU’s	E, R	13/13	E – 4/4 R – 1/1
Cole E. McFarland California, U.S.A. Age: 76(4)	Retired Mining Executive, Principal of McFarland & Associates	N/A	Nil	N/A	N/A	N/A
Catherine McLeod-Seltzer Vancouver, B.C., Canada Age: 46	Chairman, Pacific Rim Mining Corporation	October 26, 2005	Nil Common Share 4,369.33 DSU’s	C, N	12/13	C – 3/3 N – 2/2

Meetings Attended (2) In 2006
Name and Place of Residence	Principal Occupation	Director Since	Common Shares, Restricted Share Units and Deferred Share Units Owned, Controlled or Directed (1)	Current Committees(2)	Board (Total)	Committees
George A. Michals Orangeville, Ontario, Canada Age: 72	President, Baymont Capital Resources Inc. (investment holding company)	January 31, 2003	102,917Common Shares 15,545.83 DSU’s	CG	12/13	CG – 4/4
John E. Oliver Halifax, Nova Scotia Age: 58	Sr. Vice President, Retail and Small Business Banking, Scotiabank (financial institution)	March 7, 1995	7,360 Common Shares 37,282.91 DSU’s	13/13	13/13	C – 4/4 N – 2/2
Terence C.W. Reid Toronto, Ontario, Canada Age: 66	Retired Executive	January 5, 2005	Nil Common Share 9,579.19 DSU’s	A, E	12/13	A – 6/6 E – 4/4

(1)
Information respecting holdings of Common Shares, Restricted Share Units and Deferred Share Units has been provided by individual directors. Outside directors are required to receive 50% of their annual compensation in Deferred Share Units, subject to the right to make an annual election for a cash payment instead of Deferred Share Units conditional upon meeting the minimum DSU’s share ownership requirements of the Board.

(2)
Committees: A-Audit, C-Human Resources and Compensation, CG-Corporate Governance, E-Environmental, Health & Safety, N-Nominating, R-Risk Committee. Attendance record is based on meeting attended while member of the specified Committee. The Board has also appointed a Special Committee currently comprised of Messrs. Brough, Michals, Carrington and Oliver. Ms. McLeod-Seltzer was appointed to the Human Resources and Compensation Committee in July 2006. Mr. Reid was appointed to the Audit Committee in January 2006. Mr. Carrington was appointed to the Environmental, Health & Safety Committee in January 2006.

(3)
The following table outlines the aggregate value, in terms of the trading price of the Common Shares held by each director, (who were on the Board as of December 31, 2006), of the Common Shares underlying the RSU’s held by Mr. Burt, and the corresponding value attributable to DSU’s held by each such director based on the TSX closing price (Cdn.$13.82) of the Common Shares as of December 31, 2006, assuming full vesting as of such date and disclosure of each director’s compliance record with regard to Kinross’ share ownership guidelines by comparing the value of the holding versus director’s cash compensation (salary in the case of Mr. Burt) for 2006.

Name	Value of Common Shares, DSU’s and RSU’s Held	Meet Current Share Ownership Guidelines
J. Brough	Cdn.$448,462	Yes
T. Burt	Cdn.$6,487,136	Yes
J. Carrington	Cdn. $60,379	Yes
R. Hallisey	Cdn. $185,302	Yes
J. Huxley	Cdn. $824,238	Yes
J. Keyes	Cdn. $387,918	Yes
C. McLeod-Seltzer	Cdn. $60,379	Yes
G. Michals	Cdn. $1,637,145	Yes
J. Oliver	Cdn.$616,952	Yes
T. Reid	Cdn. $132,381	Yes

(4)
Pursuant to the business combination arrangements between Bema Gold and Kinross, Mr. McFarland was selected as Bema Gold’s nominee to the Kinross board of directors. Under these circumstances, the board waived its mandatory age (70) retirement requirement.

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Tye W. Burt, John K. Carrington, John M.H. Huxley, Catherine McLeod-Seltzer and Terence C.W. Reid.

Prior to March 23, 2005, Mr. Burt was Vice Chairman and Executive Director, Corporate Development of Barrick Gold Corporation (“Barrick Gold”) since February 2004. Prior to that he was Executive Director, Corporate Development of Barrick Gold since December 2002. From April 2000 to December 2002, he was a Principal of Harris Partners Limited (investment banking) and President of Cartesian Capital Corp. (investment banking). Prior to January 2005, Mr. Carrington was Vice-Chairman and a director of Barrick Gold and, prior to February 2004, he was Chief Operating Officer of Barrick Gold. Prior to December 2001, Mr. Hallisey was Vice-Chairman, National Bank Limited and, prior to January 1999, he was Vice-Chairman, First Marathon Securities Limited. Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice President of Battle Mountain Gold Company. Prior to January 2006, Ms. McLeod-Seltzer was President and Chief Executive Officer of Pacific Rim Mining Corporation. Mr. Reid was president of Laketon Investment Management between 2001 and 2003. Mr. Huxley was a principal of Algonquin Management Inc.

John A. Brough

Mr. Brough has been President of both Torwest Inc. and Wittington Properties Limited, real estate companies, since 1998. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director of Silver Wheaton Corp., Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation. Mr. Brough holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.

Tye W. Burt

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March, 2005. Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold. From December 2002 to February 2004, he was Executive Director of Corporate Development of Barrick Gold. From May 2002 to December 2002 he was Principal, Harris Partners Limited (investment banking) (but consulting on a full time basis to Barrick Gold). From May 2000 to May 2002, he was President of Cartesian Capital Corp. Mr. Burt was a director and Vice Chairman of the audit committee of the Ontario Financing Authority. Mr. Burt is a director of NRX Global Corporation and a member of the Board of Governors of the University of Guelph. Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws degree from Osgoode Hall Law School and holds a Bachelor of Arts degree from the University of Guelph.

John K. Carrington

Mr. Carrington was Vice-Chairman and a director of Barrick Gold from 1999 through 2004. Prior to that Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick Gold in 1997 and 1995 respectively. Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Master of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

Richard S. Hallisey

Mr. Hallisey is President and Director of Sullivan Holdings Limited, a position he has held full time since December, 2001. From January 1999 to December 2001, Mr. Hallisey was Vice-Chairman and Managing Director of National Bank Financial. Prior to his position with National Bank Financial, Mr. Hallisey was Co-founder, Vice-Chairman and Director of First Marathon Securities Limited. Mr. Hallisey holds a Bachelor of Applied Science (Civil-Geological Engineering) from the University of British Columbia and a Masters in Business Administration from the University of Western Ontario.

John M.H. Huxley

Mr. Huxley was most recently a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997 to his retirement in 2006. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School.

John A. Keyes

Mr. Keyes most recently held the position of President and Chief Operating officer of Battle Mountain Gold Company from 1999 to his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and successfully completed an executive Master of Business Administration program at the University of Toronto. He is also a member of the Institute of Corporate Directors.

Cole E. McFarland

Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United Sates and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland was a director of Bema Gold since 1998 prior to its acquisition by Kinross and is a director of Nova Gold Resources Inc.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is Chairman and a director of Pacific Rim Mining Corp. (“Pacific Rim”). She has been an officer and director of Pacific Rim since 1997. From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor degree in Business Administration from Trinity Western University. She holds directorships in other publicly traded companies including Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

George F. Michals

Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has also served as an active member on the boards of a number of private and public companies. Prior to January 2003, Mr. Michals was also Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

John E. Oliver

Mr. Oliver was appointed Senior Vice President, Atlantic Region, Bank of Nova Scotia in March 2004. Mr. Oliver was previously Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

Terence C.W. Reid

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange. Mr. Reid is a director of Norcast Income Fund and Pizza Pizza Royalty Fund. He holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director of the Company is, or within the ten years prior to the date hereof has (a) been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the directors and officers of the Company in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004. A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver who is a resident of such province. These management cease trade orders were lifted on February 22, 2006.

Appointment of Auditors

The shareholders will be asked to consider, and if thought fit to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors.

The management designees, if named as proxy, intend to vote the shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company at a remuneration to be fixed by the Board of Directors, unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the appointment of auditors.

Confirmation of Revised General By-Law

The directors of the Company have approved amendments to the Company’s by-laws (the “Revised By-Law”) which became effective on March 19, 2007. Shareholders are being asked to confirm the Revised By-Law.

The Revised By-Law was adopted to modernize certain provisions of the Company’s by-laws such as signing authorities and the authority of persons to contract on behalf of the Company and other matters. The complete text of the new provisions of the Revised By-Law is attached hereto as Schedule “B”.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “Revised By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the Revised By-Law.

The Board and management recommend the adoption of the Revised By-Law Resolution. To be effective, the Revised By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Revised By-Law Resolution.

The text of the Revised By-Law Resolution to be submitted to shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED THAT:

1.
the amendments to the Company’s general by-law in the form attached to the management information circular of the Company dated March 19, 2007 as Schedule “B” are hereby confirmed, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of the Board of the Company may consider necessary or desirable and shall approve; and

2.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006 which accompany this Circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations and Communications of the Company by phone at (416) 365-1362 or by e-mail at tracey.thom@kinross.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Shelley M. Riley
Shelley M. Riley
Vice President Administration and Corporate Secretary

Toronto, Ontario
March 19, 2007

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of Kinross and to act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees (“Committees”), currently consisting of an Audit Committee, Compensation Committee, Nominating Committee, Environmental and Health and Safety Committee, Risk Committee and Corporate Governance Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of New York Stock Exchange, which are reproduced in Schedule “I” attached hereto.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Board of Directors shall ensure that such schedule gets updated accordingly when required.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

w	Appointing an “Independent Chairman” who will be responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

w
The assignment to Committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues and nomination of Board members; (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; (v) risk management; and (vi) issues relating to compensation of officers and employees.

w
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, to ensure that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

w	With the assistance of the Nominating Committee:

-	Reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board of Directors.

-	Ensuring that an appropriate selection process for new nominees to the Board of Directors is in place.

-	Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place.

-	Establishing minimum shareholding requirements for directors and disclosing such shareholdings.

w	With the assistance of the Corporate Governance Committee:

-	Developing Kinross’ approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

-
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the Committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

w	With the assistance of the Audit Committee:

-
Ensuring the integrity of Kinross’ internal control and management information systems. Ensuring compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

-	Ensuring the independence of the auditors.

-	Identification of the principal financial and controls risks facing Kinross and ensuring that appropriate systems are in place to manage these risks.

-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

w	With the assistance of the Risk Committee, the identification of the principal business (including political risks) facing Kinross and ensure an appropriate process is in place to manage such risks.

w	With the assistance of the Compensation Committee, the approval of the compensation of the senior management team.

w
With the assistance of the Environmental and Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to environmental issues in order to ensure compliance with environmental laws.

w
With the assistance of the Environmental and Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues in order to ensure compliance with health and safety laws.

w	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ various stakeholders.

w	Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

w
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Risk Committee and monitoring performance against plan.

w	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

w	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

w
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanism that management has in place.

w
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

w	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.	Miscellaneous

1.	The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2.	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3.
The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feed back received.

Schedule “I”

Independence Requirements of Multilateral Policy 58-201

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

Subject to the exemptions available under Multilateral Instrument 52-110 Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)	an individual who:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the Company’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)	A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)
A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

SCHEDULE B

AMENDED AND RESTATED
BY-LAW NO. 1

A by-law relating generally to the

transaction of the business and affairs of

KINROSS GOLD CORPORATION

AMENDED AND RESTATED BY-LAW NO. 1

ARTICLE ONE

INTERPRETATION

1.1. Definitions: In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

(a)	“Act” means the Business Corporations Act (Ontario) or any successor statute, as amended from time to time, and includes the regulations thereunder;

(b)	“Corporation” means Kinross Gold Corporation;

(c)	“holiday” means Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) or any successor statute, as amended from time to time;

(d)
“person” includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative;

(e)
“recorded address” means, with respect to a single shareholder, his/her/its latest address as recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, his/her/its latest address as recorded in the records of the Corporation or otherwise known to the Corporate Secretary;

(f)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, C.8. as amended from time to time;

(g)	subject to the foregoing, words and expressions that are defined in the Act have the same meanings when used in the by-laws; and

(h)
words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

1.02.  Conflict with Laws

  In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

ARTICLE TWO

MEETINGS OF SHAREHOLDERS

2.1.  Annual Meeting: The annual meeting of the shareholders shall be held on such day and at such time as the board may, subject to the Act, determine from time to time, for the purpose of transacting such business as is properly brought before the meeting.

2.2.  Special Meeting: From time to time the board may call a special meeting of the shareholders to be held on such day and at such time as the board may determine. Any special meeting of shareholders may be combined with an annual meeting.

2.3.  Place of Meetings: Meetings of shareholders shall be held at such place within Canada as the board may determine from time to time.

2.4.  Record Date:  The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 clear days nor less than 21 clear days (or pursuant to the time limitations as may be prescribed by the Act from time to time), for the determination of the shareholders entitled to notice of the meeting, and where no such record date for notice is fixed by the board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given. Notice of any such record date fixed by the board shall be given in the manner required by the Act.

2.5.  Shareholder List:  For each meeting of shareholders the Corporate Secretary shall cause to be prepared an alphabetical list of shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared (i) if a record date for such notice is fixed by the board, not later than 10 clear days thereafter, or (ii) if no such record date is fixed by the board, at the close of business on the day immediately preceding the day on which notice of the meeting is given.

2.6.  Notice:  Notice in writing of the time, place and purpose for holding each meeting of shareholders shall be sent not less than 21 clear days nor more than 50 clear days before the date on which the meeting is to be held, to each director, the auditor of the Corporation and each person who on the record date for notice appears in the securities register of the Corporation as the holder of one or more shares carrying the right to vote at the meeting or as the holder of one or more shares the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of shareholders shall state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting and a statement in accordance with the Act of the nature of all special business to be transacted at the meeting. Reference is made to sections 6.7 to 6.12. Proxy and Management Information Circular:  The Corporate Secretary shall, concurrently with sending notice of a meeting of shareholders, (i) send a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of and appears entitled to vote at the meeting, (ii) send such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, and (iii) file with the Ontario Securities Commission and any other agencies entitled thereto a copy of all documents sent in connection with the meeting.

2.8.  Financial Statements: Not less than 21 clear days (or as otherwise provided by the Act) before each annual meeting of shareholders the Corporate Secretary shall send to each shareholder a copy of the annual financial statements of the Corporation and the auditor’s report thereon. The Corporate Secretary shall also file a copy of the financial statements of the Corporation with the Ontario Securities Commission and any other agencies entitled thereto, as and when required.

2.9.  Persons Entitled to be Present: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof and others who although not entitled to notice are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.10.  Chairman, Corporate Secretary and Scrutineer:  The Chairman of the Board or in his/her absence the Vice Chairman of the Board or in his/her absence the President or in their absence a person designated by the board shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Corporate Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.11.  Quorum:  The quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote not less than 5% of the shares entitled to be voted at the meeting. If a quorum is not present within such reasonable time after the time appointed for the holding of the meeting as the persons present and entitled to vote may determine, they may adjourn the meeting to a fixed time and place at which the quorum for the transaction of business shall be two persons present and entitled to vote.

2.12.  Persons Entitled to Vote: The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

2.13.  Proxies: Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholders, who need not be shareholders, as his/her/its nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the Corporate Secretary of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting. A proxy ceases to be valid one year from its date.

2.14.  Voting:  At each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon, unless otherwise required by the articles or by-laws of the Corporation or by law.

2.15.  Show of Hands:  At each meeting of shareholders voting shall be by show of hands unless a ballot is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon be so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

2.16.  Ballots: On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before or after any vote by show of hands. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to one vote in respect of each share which he/she is entitled to vote at the meeting on the question.

2.17.  Adjournment: The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

ARTICLE THREE

DIRECTORS

3.1.   Powers of the Board of Directors: The board of directors shall supervise the management of the business and affairs of the Corporation.

3.2.  Qualifications: No person shall be qualified for election as a director if (i) he/she is less than 18 years of age; (ii) if he/she is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) if he/she is not an individual; or (iii) if he/she has the status of a bankrupt, or as otherwise prescribed by the Act. A director need not be a shareholder. The board of directors shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one- third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.3.  Number and Quorum of Directors: The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time determine by resolution.

3.4.  Election and Term: Directors shall be elected to hold office for a term respectively expiring at the close of the next annual meeting of shareholders following their election or when their successors are duly elected or appointed.

3.5.  Vacancies:  Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all the powers of the board as long as a quorum of the board remains in office. Vacancies in the board may be filled in accordance with the Act.

3.6.  Calling Meetings: Meetings of the board shall be held from time to time at such places within or outside Ontario (or by such communication facilities as are permitted by the Act) on such days and at such times as any two directors or the Chairman or the Chief Executive Officer or any other officer designated by the board may determine. In any financial year of the Corporation a majority of the meetings of the board may be held within or outside Canada.

3.7.  Notice: Notice of the time and of the place or manner of participation for every meeting of the board shall be sent to each director not less than 48 hours (excluding Saturdays and holidays) before the time of the meeting. A director may in any manner waive notice of or otherwise consent to a meeting of the board. Reference is made to sections 6.7 to 6.12.

3.8.  First Meeting of New Board: Each newly constituted board may hold its first meeting without notice on the same day that such board was formed.

3.9.  Regular Meetings: The board may appoint a day or days in any months for regular meetings of the board to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the board fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting.

3.10.  Chairman: The Chairman of the Board or in his/her absence the Vice Chairman of the Board or in his/her absence the President or in their absence a director designated by the board or in his/her absence a director designated by the meeting shall be chairman of any meeting of the board.

3.11.  Voting:  At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a casting vote.

3.12.  Signed Resolutions:  When there is a quorum of directors in office, a resolution in writing signed by all the directors entitled to vote thereon at a meeting of the board or any committee thereof is as valid as if passed at such meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.13.  Remuneration:  Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

3.14.  Committees: The board shall establish an audit committee and from time to time may establish other committees of directors. The board may appoint and remove the members of each committee subject to the requirements of the Act. Each committee shall have those powers and duties lawfully delegated to it by the board or provided by the Act. Unless otherwise determined by the board, each committee may fix its quorum, elect its chairman and adopt rules to regulate its procedure. Subject to the foregoing, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his/her absence, some other member of the committee. The Corporate Secretary shall be the secretary of each committee (or such other person designated by the committee). Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

ARTICLE FOUR

OFFICERS AND EMPLOYEES

4.1.  Appointment of Officers: From time to time the board may appoint a Chairman of the Board, a Vice Chairman of the Board, a President, an Executive VicePresident, one or more Senior Vice Presidents and Vice Presidents, the Treasurer, the Corporate Secretary, the Controller and such other officers as the board may determine (including one or more assistants to any of the officers so appointed), may designate one officer as Chief Executive Officer of the Corporation and one officer as Chief Financial Officer of the Corporation and may revoke any such designation. One person may hold more than one office. Except for the Chairman of the Board and the Vice Chairman of the Board, the officers so appointed need not be directors.

4.2.  Appointment of Non-Officers: The board may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the board may determine from time to time.

4.3.  Terms of Employment: The board may settle from time to time the terms of employment of the officers and other persons appointed by it and may remove at its pleasure any such person without prejudice to his/her rights, if any, to compensation under any employment contract.

4.4.  Powers and Duties of Officers: The board may from time to time specify the duties of each officer, delegate to him powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

4.5.  Incentive Plans: For the purposes of enabling key officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such officers and employees, the board may establish such plans (including stock option plans and stock purchase plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the key officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to key officers and employees as is permitted by the Act.

ARTICLE FIVE

CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

5.1.  Standard of Care: Every director and officer of the Corporation in exercising his/her powers and discharging his/her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.2.  Disclosure of Interest: A director or officer who now or in future is a party to, or is a director or officer of or has a material interest in another person who is a party to, any existing or proposed material contract or transaction with the Corporation shall in accordance with the Act disclose in writing to the Corporation or request to have entered in the minutes of meetings of the board the nature and extent of his/her interest. Except as permitted by the Act a director so interested shall not vote on any resolution to approve such contract or transaction. A general notice to the board by a director or officer that he/she is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

5.3.  Indemnity: Every person who at any time is or has been a director or officer of the Corporation or who at any time acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of every such person, shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires. In addition and without prejudice to the foregoing and subject to the limitations in the Act regarding indemnities in respect of derivative actions, every person who at any time is or has been a director or officer, or in a similar capacity, of the Corporation or properly incurs or has properly incurred any liability on behalf of the Corporation or who at any time acts or has acted at the Corporation’s request (in respect of the Corporation or any other entity), and his/her heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or completed) to which he/she is or may be made a party or in which he/she is or may become otherwise involved by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him in any such capacity or otherwise in respect of any of the foregoing), and all appeals therefrom, if:

(a)
he/she acted honestly and in good faith with a view to the best interests of the Corporation (or, if applicable, in the best interest of the other entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request); and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he/she had reasonable grounds for believing his/her conduct was lawful.

Nothing in this section shall affect any other right to indemnity to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this section or any corresponding condition in the Act. From time to time the board may determine that this section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively. From time to time thereafter the board may also revoke, limit or vary the continued such application of this section.

5.4.  Limitation of Liability: So long as he/she acts honestly and in good faith with a view to the best interests of the Corporation (or of the entity for which the individual acted as a director, officer or in a similar capacity at the Corporation’s request), no person referred to in section 5.3 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.5.  Insurance:  Subject to the Act, the Corporation may purchase liability insurance for the benefit of any person referred to in section 5.3.

ARTICLE SIX

MISCELLANEOUS

6.1.  Execution of Documents: Contracts, documents or instruments in writing requiring the signature of the Corporation (except contracts, documents or instruments in writing arising in the ordinary course of the Corporation’s business which may be signed by any officer or employee acting within his/her scope of authority, in accordance with the Corporation’s policies) may be signed on behalf of the Corporation by any two (2) persons (a) holding the office of Chairman of the board, chair of a committee of the board, President, Chief Executive Officer, or Executive or Senior Vice President, or (b) any one of the foregoing persons and any other person holding the office of Vice President, Corporate Secretary or Treasurer of the Corporation, and contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signatures of any two (2) persons (a) holding the office of Chairman of the board, chair of a committee of the board, President, Chief Executive Officer, or Executive or Senior Vice President, or (b) any one of the foregoing persons and any other person holding the office of Vice President, Corporate Secretary or Treasurer of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

6.2.  Share Certificates: Every shareholder of shares that are certificated securities under the Act, is entitled at his/her option to a share certificate that complies with the Act and states the number, class and series designation, if any, of shares held by him as appears on the records of the Corporation. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares held jointly by several persons, and delivery of such certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such forms as the board shall approve from time to time and, unless otherwise ordered by the board, shall be signed in accordance with section 6.1 and need not be under corporate seal. However, certificates representing shares in respect of which a transfer agent has been appointed shall be signed manually by or on behalf of such transfer agent and other share certificates and acknowledgements shall be signed manually by at least one signing officer.

6.3.  Replacement of Share Certificates: The Corporate Secretary may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

6.4.  Registration of Transfer: All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the Act and the Securities Transfer Act, no transfer of shares (represented by a security certificate as defined in the Act) need be recorded in the register of transfers except upon surrender of the certificate representing such shares endorsed by the appropriate person under the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

6.5.  Dividends: Subject to the Act and the articles the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him at his/her recorded address unless he/she directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation’s liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Corporate Secretary may require.

6.6.  Dealings with Registered Shareholder: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his/her authority to exercise the rights relating to a share of the Corporation.

6.7.  Notices To Shareholders. Directors: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be mailed by prepaid Canadian mail in a sealed envelope addressed to, or may be delivered personally to, such person at his/her/its recorded address, or may be sent by any other means permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth clear day after mailing. If notices or documents so mailed to a shareholder are returned on three consecutive occasions because he/she/it cannot be found, the Corporation need not send any further notices or documents to such shareholder until he/she/it informs the Corporation in writing of his/her/its new address.

6.8.  Notices to Others: Any notice or document required or permitted to be sent by the Corporation to any other person may be (i) delivered personally to such person, (ii) addressed to such person and delivered to his/her/its recorded address, (iii) mailed by prepaid Canadian mail in a sealed envelope addressed to such person at his/her/its recorded address or (iv) addressed to such person and sent to his/her/its recorded address by telegram, telex or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box (if mailed) or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be (if sent by telegram, telex or other means of legible communication).

6.9.  Changes in Recorded Address: The Corporate Secretary may change the recorded address of any person in accordance with any information the Corporate Secretary believes to be reliable.

6.10.  Computation of Days: In computing any period of days or clear days under the by-laws or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a holiday, the period shall end at midnight of the day next following that is not a holiday.

6.11.  Omissions and Errors: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

6.12.  Waiver of Notice: Any person entitled to attend a meeting of shareholders or directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or his/her/its proxyholder or authorized representative or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-833-6980

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272